13 November 2012

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 530,000 Reed Elsevier PLC ordinary shares at a price of 614.3539p per share. The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 50,812,664 ordinary shares in treasury, and has 1,205,543,453 ordinary shares in issue (excluding treasury shares). Since 3 September 2012 Reed Elsevier PLC has purchased 16,616,366 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 234,000 Reed Elsevier NV ordinary shares at a price of €10.6444 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 32,430,587 ordinary shares in treasury, and has 692,783,309 ordinary shares in issue (excluding treasury shares). Since 3 September 2012 Reed Elsevier NV has purchased 8,477,796 shares.